February 6, 2007

Via Facsimile and Federal Express

Ms. Pamela A. Long
Division of Corporation Finance
United States Securities and Exchange Commission
100 F. Street, NE
Mail Stop 7010
Washington, D.C. 20549-7010

Re: Valcent Products, Inc.
Registration Statement on Form F-1, Amendment No. 3
Amended October 2, 2006
File No. 333-133613

Dear Ms. Long:

On behalf of our client, Valcent Products, Inc. (“Valcent” or the “Company”), set forth below is the Company’s response to the Securities and Exchange Commission (the “SEC”) comments provided in your letter, dated October 13, 2006. Please note that the number of shares being registered in Amendment No. 3 to the registration statement has changed since the filing of Amendment No. 2. As explained below, this change is the result of a) an increase in penalties incurred by Valcent; b) an increase in interest due certain security holders; and c) decreases in the number of certain shares being registered under this amended registration statement as a result of certain shares being sold by the selling shareholders since the date of Amendment No. 2.

General

1.
Please update your disclosures throughout. In particular, we note your press release dated October 4, 2006 in which you state that you have “developed a proprietary high density vertical bio-reactor for the mass production of oil bearing algae” and that you have entered into an agreement with Global Green Solutions Inc. Please also file this agreement as an exhibit.

Response: Complied. We have updated the disclosures throughout the F-1 with respect to all material business actions and agreements to the date of the amended registration statement filing. Discussions regarding the agreement with Global Green Solutions Inc. have been added to the F-1 and the agreement is filed with the F-1 as Exhibit 10.17. See e.g. page 28, 35, 38, 44 and 55 of Amendment No. 3.

Prospectus Cover Page

2.	Supplementally, please explain the increase in the number of shares being offered.

Response: At the date the of the Reviewer’s questions, the increase in the numbers of shares being offered to a total of 11,254,778 shares was primarily the result of an increase in common shares that are issuable as a result of penalties incurred by Valcent through October 31, 2006 for failing to have the registration statement effective within the time frame required by the transaction documents. The number of shares sought to be registered in Amendment No. 2 to the Registration Statement filed on October 2, 2006 were approximately 326,337 more than that of the earlier date.

As of today, the total shares to be registered in Amendment No. 3 to the F-1 changed as a result of increases to: a) penalty share amounts due from increasing the penalty term to April 7, 2007 (the end date of penalty accrual); and b) interest related shares due from an interest term now calculated though to March 31, 2007, the Company’s fiscal year end. In addition, a decrease in certain shares being registered stems from some convertible note principal and interest in the amounts of USD$540,000 and USD$40,270 respectively having been converted to common shares of the Company and have resulted in the issuance of 2,077,532 shares that would normally fall under registration in this registration statement. Sales by the holders have already occurred under Rule 144, for part of the 2,077,532 shares issued, and 477,860 remain unsold. These 477,860 shares are a part this Amendment No. 3 to the registration statement. Accordingly, the revised aggregate amount of shares remaining to be registered is 11,483,888 shares, increasing in aggregate slightly from our previous registration calculation of shares totaling 11,254,778.

The Dust Wolf, page 41

3. Please revise your disclosure to clarify the term “final approval” in the first sentence of the second paragraph. For example, is this an internal approval or provided by engineers hired by your company?

Response: Complied. The F-1 has been revised to clarify that the term “final approval” as used in conjunction with the Dust Wolf product has been revised to clarify that the approval will be provided by the Company’s internal management. All locations in the registration statement have been revised in accordance with the portended meaning. See pages: 2, 27, 29, 38, 44, and 46 of Amendment No. 3.

We hope we have adequately addressed your comments. Please contact me if you need more information.

Sincerely,

/s/ Theresa M. Mehringer
Theresa M. Mehringer

cc: Valcent Products, Inc.